Exhibit 99.1

Stephen Cohen – Media	Joyce Thomas
Caesars Entertainment Corporation	Caesars Acquisition Company
(347) 489-6602	(702) 880-4707

Jennifer Chen – Investors

Caesars Entertainment Corporation

(702) 407-6407

Caesars Entertainment, Caesars Acquisition Co. Agree to Merge

Merger to Form Leading Destination Resort Company, Maintains Full Domestic Network & Total Rewards

Merged Company Will Include Leading Social Games Company

Merged Company Will Have $1.7 Billion in Cash, Facilitating Completion of CEOC Restructuring

LAS VEGAS, Dec. 22, 2014 – Caesars Entertainment Corporation (NASDAQ: CZR) (“Caesars Entertainment”) and Caesars Acquisition Company (NASDAQ: CACQ) (“Caesars Acquisition”) today announced that they have entered into a definitive agreement to merge in an all-stock transaction. The merged company will be one of the largest gaming and entertainment companies in the world. Upon completion of the merger and the proposed restructuring of Caesars Entertainment Operating Company, Inc. (“CEOC”), the merged company will be well capitalized and positioned for sustainable long-term growth and value creation. Upon the completion of the transaction, Caesars Entertainment will own a collection of high-growth assets, including properties in destination markets and a majority stake in Caesars Interactive Entertainment, Inc. (“CIE”), and will operate a valuable network of domestic and international resorts and casinos.

The merged company will be the preeminent gaming and hospitality company in Las Vegas. It will operate Caesars Palace and own 11 properties there, including nine casino resorts and the LINQ promenade and High Roller observation wheel. The merged company will also own CIE, Harrah’s New Orleans, Harrah’s Atlantic City, Harrah’s Laughlin and Caesars Acquisition’s current equity interest in Horseshoe Baltimore. All of the company’s properties will remain connected via the Total Rewards loyalty network.

The planned merger of Caesars Entertainment and Caesars Acquisition will also support the proposed restructuring of CEOC, a subsidiary of Caesars Entertainment. CEOC announced on December 19, 2014, that it and Caesars Entertainment had reached an agreement with CEOC’s first lien noteholder steering committee regarding the terms of a comprehensive financial restructuring plan that will substantially reduce debt and lower interest payments. The successful completion of the merger will position the merged company to support the restructuring of CEOC without the need for any significant outside financing. The strength of the merged company will position it to be a strong guarantor for the restructured CEOC’s obligations, including lease payments its “OpCo” subsidiary will make to “PropCo.”

“The merger of Caesars Entertainment and Caesars Acquisition solidifies our focus on owning assets in destination and high-growth markets and businesses, while maintaining the benefits of operating our network and the Total Rewards loyalty program” said Gary Loveman, Chairman and Chief Executive Officer of Caesars Entertainment. “Upon completion of the merger and restructuring, Caesars Entertainment Corp. entities will be financially strong, with significantly reduced leverage and a much simpler and straightforward corporate structure.”

On a pro-forma basis, the merged company will have a combined market capitalization of $3.2 billion, based on closing prices on December 19, 2014. The merged company will have a combined cash balance of $1.7 billion (excluding cash at CEOC). As of September 30, 2014, Caesars Growth Partners, LLC (“Caesars Growth Partners”) had approximately $1.0 billion of cash and net leverage of 3.2x. Pro forma for the merger and the proposed restructuring of CEOC, all Caesars-owned entities (including CEOC “OpCo”) will be reasonably leveraged and produce positive free cash flow. The merged company will produce positive free cash flow on a consolidated basis.

Pursuant to the terms of the merger agreement, and subject to the overall restructuring of CEOC, regulatory approval and other closing conditions, each outstanding share of Caesars Acquisition class A common stock will be exchanged for 0.664 share of Caesars Entertainment common stock, subject to adjustments set forth in the merger agreement, which would result in Caesars Entertainment stockholders owning approximately 62% of the combined company on a fully-diluted basis and Caesars Acquisition stockholders owning approximately 38%. No new debt will be issued in connection with the merger.

The merged company will continue to be controlled by affiliates of Apollo Global Management and TPG Capital. Based on each of the company’s records, approximately 90% of the stockholders of Caesars Entertainment also own shares of Caesars Acquisition, and vice versa, implying significant overlap in the stockholders of the two companies.

Loveman will be Chairman and CEO of the combined company and has agreed to a new employment agreement that extends his tenure until the end of 2016. Loveman will oversee the restructuring of CEOC and continue to focus on recruiting senior talent to Caesars. Mitch Garber, CEO of Caesars Acquisition, will be CEO of CIE. Following the merger, Garber will join the Board of Directors of Caesars Entertainment as Vice Chairman and will assume an expanded leadership role on a project-specific basis across the Company.

The merged company will conduct business as Caesars Entertainment and continue to trade on the NASDAQ under the ticker CZR.

The merger agreement was negotiated and unanimously recommended by the Caesars Entertainment and Caesars Acquisition special committees, each comprised solely of independent members of their respective boards of directors. Centerview Partners served as the exclusive financial advisor to the special committee of Caesars Entertainment and Reed Smith LLP served as the committee’s legal counsel. Moelis & Company LLC served as the exclusive financial advisor to the special committee of Caesars Acquisition and Skadden, Arps, Slate, Meagher & Flom LLP served as the committee’s legal counsel.

About Caesars Entertainment

Caesars Entertainment Corporation (CEC) is the world’s most diversified casino-entertainment provider and the most geographically diverse U.S. casino-entertainment company. CEC is mainly comprised of the following three entities: the majority owned operating subsidiary Caesars Entertainment Operating Company, wholly owned Caesars Entertainment Resort Properties and Caesars Growth Properties, in which we hold a variable economic interest. Since its beginning in Reno, Nevada, 75 years ago, CEC has grown through development of new resorts, expansions and acquisitions and its portfolio of subsidiaries now operate 50 casinos in 13 U.S. states and five countries. The Company’s resorts operate primarily under the Caesars®, Harrah’s® and Horseshoe® brand names. CEC’s portfolio also includes the London Clubs International family of casinos. CEC is focused on building loyalty and value with its guests through a unique combination of great service, excellent products, unsurpassed distribution, operational excellence and technology leadership. The Company is committed to environmental sustainability and energy conservation and recognizes the importance of being a responsible steward of the environment. For more information, please visit www.caesars.com.

About Caesars Growth Partners

Caesars Growth Partners is a casino asset and entertainment company focused on acquiring and developing a portfolio of high-growth operating assets and equity and debt investments in the gaming and interactive entertainment industry. Through its two businesses—Interactive Entertainment and Casino Properties and Developments—Caesars Growth Partners will focus on acquiring or developing assets with strong value creation potential and leveraging interactive technology with well-known online brands. Assets include Caesars Interactive Entertainment (with its social and mobile games, the World Series of Poker and regulated online real money gaming businesses), Planet Hollywood, Bally’s and Cromwell (located in Las Vegas, Nevada), Horseshoe Baltimore, and Harrah’s New Orleans. Through its relationship with Caesars Entertainment Corporation (NASDAQ: CZR), Caesars Growth Partners has the ability to access Caesars Entertainment Corporation’s proven management expertise, brand equity, Total Rewards loyalty program and structural synergies. For more information, please visit www.caesarsacquisitioncompany.com.

About Caesars Acquisition Company

Caesars Acquisition Company (NASDAQ: CACQ) was formed to make an equity investment in Caesars Growth Partners, a joint venture between CACQ and Caesars Entertainment Corporation (NASDAQ: CZR), the world’s most diversified casino entertainment provider and the most geographically diverse U.S. casino-entertainment company. CACQ is Caesars Growth Partners’ managing member and sole holder of all of its outstanding voting units. For more information, please visit www.caesarsacquisitioncompany.com.

Forward Looking Information

This release contains or may contain “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as “may,” “will,” “might,” “expect,” “intend,” “could,” “would,” or “estimate,” or the negative of these words or other words or expressions of similar meaning may identify forward-looking statements and are found at various places throughout this press release. These forward-looking statements, including, without limitation, those relating to the merger and the CEOC restructuring plan, wherever they occur in this release, are based on Caesars Entertainment’s and Caesars Acquisition’s current expectations about future events and are necessarily estimates reflecting the best judgment of management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.

Investors are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified, and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors, as well as other factors described from time to time in Caesars Entertainment’s and Caesars Acquisition’s reports filed with the Securities Exchange Commission (including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein):

•	the merger agreement may not be approved by the Caesars Entertainment and Caesars Acquisition stockholders, respectively, at the respective special meetings or the failure to satisfy any of the other closing conditions of the merger agreement;

•	the merger may not be consummated or one or more events, changes or other circumstances that could occur that could give rise to the termination of the Merger Agreement;

•	the ability to retain key employees during the CEOC restructuring;

•	the price of, market for and potential market price volatility of Caesars Acquisition’s and of Caesars Entertainment’s common stock;

•	CEOC’s significant liquidity requirements and substantial levels of indebtedness;

•	increased costs of financing, a reduction in the availability of financing and fluctuations in interest rates in connection with the restructuring;

•	economic, business, competitive, and/or regulatory factors affecting the businesses of Caesars Acquisition and Caesars Entertainment and their respective subsidiaries generally;

•	the effects of CEOC’s bankruptcy filing on CEOC and its subsidiaries and affiliates, including Caesars Entertainment, and the interests of various creditors, equity holders and other constituents;

•	the event that the CEOC restructuring support agreement may not be consummated in accordance with its terms, or persons not party to the CEOC restructuring support agreement may successfully challenge the implementation thereof;

•	the effect of bankruptcy court rulings in Chapter 11 cases and the outcome of such cases in general;

•	the length of time CEOC will operate under the Chapter 11 cases or CEOC’s ability to comply with the milestones provided by the CEOC restructuring support agreement;

•	risks associated with third party motions in Chapter 11 cases, which may hinder or delay CEOC’s ability to consummate its restructuring plan as contemplated by the CEOC restructuring support agreement;

•	the potential adverse effects of Chapter 11 proceedings on CEOC’s liquidity or results of operations;

•	the impact of CEOC’s substantial indebtedness and the restrictions in CEOC’s debt agreements;

•	litigation outcomes and judicial and governmental body actions, including gaming legislative action, referenda, regulatory disciplinary actions, and fines and taxation, including but not limited to, the assertion and outcome of litigation or other claims that may be brought against CEC and CEOC by certain creditors, some of whom have notified CEC and CEOC of their objection to various transactions undertaken by CEC and CEOC in 2013 and 2014;

•	the effects of local and national economic, credit and capital market conditions on the economy in general, and on the gaming industry in particular;

•	changes in laws, including increased tax rates, smoking bans, regulations or accounting standards, third-party relations and approvals, and decisions, disciplines, and fines of courts, regulators, and governmental bodies;

•	the effects of competition, including locations of competitors, competition for new licenses and operating and market competition;

•	abnormal gaming holds (“gaming hold” is the amount of money that is retained by the casino from wagers by customers);

•	construction factors, including delays, increased costs of labor and materials, availability of labor and materials, zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters, and building permit issues;

•	access to insurance on reasonable terms for CEC and CEOC’s assets; and

•	the impact, if any, of unfunded pension benefits under multi-employer pension plans.

You are cautioned to not place undue reliance on these forward-looking statements, which speak only as of the date of this release. Caesars Entertainment and Caesars Acquisition undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.